EXHIBIT 4.(i)


                                                                 CONFORMED COPY

                            STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of March 25, 2003 (the "Effective Date"), among Fujitsu Display Technologies Corporation, a Japanese corporation (the "FDTC"), Fujitsu Limited, a Japanese corporation ("Fujitsu"), and AU Optronics Corporation, a Republic of China corporation (the "AUO"). FDTC, Fujitsu and AUO are also referred to herein collectively as the "Parties" and individually as a "Party."

                                    RECITALS

WHEREAS, the Parties have agreed to establish a strategic alliance pursuant to which FDTC will license certain liquid crystal display ("LCD") technology to AUO pursuant to a patent and technology license agreement, and FDTC and AUO will also enter into a joint research and development and cost sharing agreement and a manufacturing capacity and foundry agreement;

WHEREAS, pursuant to such collaboration, FDTC is willing to sell to AUO, and AUO is willing to acquire from FDTC, a 20% equity interest in FDTC, and in addition Fujitsu is willing to grant AUO an option to purchase outstanding shares of FDTC common stock currently owned by Fujitsu representing up to an
additional      *      equity interest in FDTC, all on the terms set forth
herein;

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

                                   AGREEMENT

1.       PURCHASE AND SALE OF INITIAL SHARES

1.1 Authorization of Initial Shares. Prior to the Initial Closing (defined below), FDTC shall authorize, and Fujitsu shall approve at the shareholders' meeting of FDTC, the issuance and sale of seven hundred fifty (750) shares of common stock of FDTC, representing a twenty percent (20%) equity interest in FDTC (the "Initial Shares"), to AUO.

1.2 Purchase and Sale of the Initial Shares. Subject to the terms and conditions hereof, on the Initial Closing Date (defined below) FDTC hereby agrees to issue and sell to AUO, and AUO hereby agrees to purchase from FDTC, the Initial Shares, at a price of One Million Nine Hundred Seventy-Four Thousand Japanese Yen ((Yen)1,974,000) per share, for an aggregate purchase price of One Billion Four Hundred Eighty Million Five Hundred Thousand Japanese Yen ((Yen)1,480,500,000) (the "Initial Purchase Price").

___________
* Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

1.3 Payment. In connection with the Initial Closing, and with each closing, if any, of AUO's purchase of New Shares pursuant to Section 9.1, AUO shall remit the Initial Purchase Price, or the applicable purchase price for the New Shares, as the case may be, by wire transfer of Japanese Yen in immediately available funds to the subscription account (betsudan yokin koza) designated by FDTC, on March 31, 2003 or another mutually agreed date (in the case of the Initial Closing) (the "Initial Payment Date"), and on such date as the Parties may mutually agree (in the case of a closing of AUO's purchase of New Shares) (a "Subsequent Payment Date").

2.       GRANT OF OPTION

2.1 Option. Fujitsu hereby grants AUO an option to purchase, in no more than two transactions, at any time during the twenty-six (26)-month period following the first anniversary of the Initial Closing (as defined below), an
additional    *    of issued and outstanding common stock of FDTC currently held
by Fujitsu (the "Additional Shares"), representing      *      equity ownership
interest in FDTC, at a price of      *      , for an aggregate purchase price of
      * (the "Additional Purchase Price"). If AUO elects to exercise the option granted hereunder in two transactions rather than a single transaction, AUO shall purchase that number of Additional Shares in the first sale and purchase of Additional Shares (the "First Additional Closing") such that immediately following the First Additional Closing, AUO shall hold in the
aggregate a more than      *      ownership interest in FDTC, and shall purchase
that number of Additional Shares in the second sale and purchase of the Additional Shares (the "Second Additional Closing" and together with the First Additional Closing, each an "Additional Closing") such that immediately
following the Second Additional Closing, AUO shall hold in the aggregate      *
equity ownership interest in FDTC. Notwithstanding the foregoing, if FDTC in its discretion alters its share
capital prior to AUO's purchase of the Additional Shares, the equity ownership interest in FDTC represented by the Additional Shares shall be adjusted
accordingly; provided that AUO in any event will not own more than      *
equity ownership interest in FDTC upon AUO's purchase of the Additional Shares. The Additional Shares will be governed by the same terms and conditions as the Initial Shares, except for shareholders' rights, if any, conferred as of the record dates preceding the Additional Closing Date(s) (as defined below).
___________
* Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

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

2.2 Best Efforts to Purchase Additional Shares. It at any time during the twenty-four (24)-month period following the first anniversary of the Initial Closing, the difference between (a) the book value of FDTC's assets and (b) the book value of FDTC's liabilities, each as determined in accordance with generally accepted accounting principles in Japan as of the end of a given calendar month, as reflected and set forth in monthly financial statements prepared by FDTC management and delivered to the board of directors of FDTC (the "Board") for internal reporting purposes ("Net Book Value"), is equal to
or higher than    *     for two (2) consecutive calendar months (such two
(2)-month period, the "Qualification Period"), AUO will use its best efforts to purchase the Additional Shares no later than the later of (1) the-second anniversary of the Initial Closing or (ii) the end of the second calendar month immediately following the Qualification Period. If AUO does not purchase the Additional Shares within the twenty-six (26)-month period following the first anniversary of the Initial Closing, FDTC and AUO agree to engage in good faith discussions regarding AUO's purchase of the Additional Shares. For the purpose of this Section 2.2, the Net Book Value shall not include any capital investment by Fujitsu or AUO or any third parry to FDTC after the Effective Date, other than the Initial Purchase Price amount paid by AUO to FDTC to purchase the Initial Shares.

2.3 Failure to Purchase Additional Shares. In the event that AUO fails to purchase the Additional Shares in accordance with Section 2.1 above within twenty-six (26) months after the first anniversary of the Initial Closing, upon the written request of any Party, the Parties shall promptly discuss in good faith amendments to the terms and conditions of the R&D Agreement (as defined below).

3.       CLOSINGS

3.1 Initial Closing. The consummation of the sale and purchase of the Initial Shares hereunder (the "Initial Closing") shall occur at 10:00 a.m. Tokyo time, on April 1, 2003 (the "Initial Closing Date") at the offices of FDTC, 4-1-1 Kamikodanaka, Nakahara-ku, Kawasaki, Japan, or at such other time and place as the Parties may agree in writing.

3.2 Delivery at the Initial Closing. At or within a reasonable time following the Initial Closing, FDTC shall deliver to AUO certificates representing the Initial Shares, registered in the name of AUO, and the Transaction Documents (defined below) other than this Agreement, duly and validly executed by FDTC, against AUO's delivery (i) to FDTC, of the Initial Purchase Price on the Initial Payment
___________
* Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

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


Date by wire transfer of such amount in accordance with Section 1.3, and (ii) to Fujitsu and FDTC, prior to the Initial Closing Date, copies of that certain Patent and Technology License Agreement between FDTC and AUO to be effective on the date on which the Initial Purchase Price paid by AUO is received in the subscription account (betsudan yokin koza) designated by FDTC pursuant to
Section 1.3 (the "Patent and Technology License Agreement"); that certain Joint Research and Development and Cost Sharing Agreement between FDTC and AUO dated March 10, 2003 (the "R&D Agreement"); and that certain Manufacturing Capacity and Foundry Agreement to be entered into between FDTC and AUO within a reasonable period after the Effective Date (the "Manufacturing Capacity and Foundry Agreement", and collectively with this Agreement, the Patent and Technology License Agreement, the R&D Agreement, the "Transaction Documents"), in each case, duly and validly executed by AUO.

3.3 Additional Closing(s). The First Additional Closing and the Second Additional Closing (if any) shall occur at 10:00 a.m. Tokyo time, on such date (each, an "Additional Closing Date") and location as Fujitsu and AUO may agree in writing. At each Additional Closing, if any, Fujitsu shall deliver to AUO certificates representing the Additional Shares to be purchased at such closing, against delivery by AUO to Fujitsu of the Additional Purchase Price for such Additional Shares by wire transfer of such amount in Japanese Yen in immediately available funds to an account designated in writing by Fujitsu within a reasonable time prior to the Additional Closing.

3.4      Consummation.   All acts, deliveries and confirmations comprising the
Initial Closing, each Additional Closing and any closing of AUO's purchase of New Shares pursuant to Section 9.1, respectively, regardless of chronological sequence, shall be deemed to occur contemporaneously and simultaneously upon the occurrence of the last act, delivery or confirmation of such closing and none of such acts, deliveries or confirmations shall be effective unless and until the last of same shall have occurred; provided that for the avoidance of doubt the delivery of the stock certificates representing the Initial Shares, or the Additional Shares or the New Shares, if any, after the Initial Closing Date, or the Additional Closing Date(s) or the date(s) of closing for the New Shares, shall not be deemed to constitute a delay in (or otherwise affect the consummation of) the Initial Closing, or the applicable Additional Closing or closing for the New Shares, if all other acts, deliveries and confirmations contemplated hereunder in connection therewith shall have occurred.

4.       REPRESENTATIONS AND WARRANTIES OF FDTC

FDTC hereby represents and warrants to AUO as of the date hereof and as of the Initial Payment Date, and each Additional Closing Date, if any, as follows:

4.1      Organization.  FDTC is a corporation duly organized under the laws of


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

Japan. FDTC has full power and authority to carry on its business as presently conducted and as proposed to be conducted. A true and correct copy of the Articles of Incorporation (Teikan) of FDTC effective as of the date hereof is attached hereto as Exhibit A (the "Articles").

4.2 Capitalization. Immediately prior to the Initial Closing, FDTC's authorized capital stock consists of eight thousand (8,000) shares of common stock, of which three thousand (3,000) shares are issued and outstanding. Fujitsu as of the date hereof owns, and immediately prior to the Initial Closing will own, all of FDTC's issued and outstanding shares of capital stock. There are no options, warrants, or commitments of any kind relating to the capital stock of FDTC, including any preemptive or other rights to purchase shares of FDTC's capital stock other than as available under applicable law and as set forth herein.

4.3 Valid Issuance of the Additional Shares. The Additional Shares have been duly authorized and validly issued.

4.4 Authorization Enforceability. All corporate action on the part of FDTC, its directors and shareholders that is necessary for the authorization, execution, delivery and performance by FDTC of its obligations hereunder and under the other Transaction Documents has been duly and validly taken as of the date hereof or will be duly and validly taken prior to the Initial Payment Date. This Agreement and each other Transaction Document, when duly executed and delivered, shall constitute the legal and binding obligation of FDTC, enforceable in accordance with its respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and other laws of general application affecting enforcement of creditors' rights generally and the possible unavailability of specific performance, injunctive relief and certain other remedies under Japanese law. The Initial Shares, when issued in accordance with the terms of this Agreement, will be validly issued and will be free of any restrictions on transfer other than restrictions on transfer under the Articles and compliance with applicable securities laws.

4.5 No Required Approvals. No consent, approval or authorization of or designation, declaration or filing with any governmental authority or other third party is required on the part of FDTC in connection with FDTC's valid execution and delivery of, or the performance of its obligations under, this Agreement or the other Transaction Documents, except for the filing of a securities notification under the Securities and Exchange Law of Japan (the "Exchange Law").

4.6 No Conflicts. FDTC's execution, delivery and performance of this Agreement and the other Transaction Documents does not and will not (i) conflict with, or result in any violation or breach of any provision of, the Articles, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or


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

acceleration of any obligation or loss of any material benefit) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which FDTC is a party or by which any of its properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to FDTC, or any of its properties or assets, except in the case of (ii) and (iii) for any such violations, defaults, breaches, termination, cancellations, accelerations, losses or conflicts which would not have a material adverse effect on the business, financial condition, results of operations or prospects of FDTC (an "FDTC Material Adverse Effect") and would not materially burden or delay the consummation of the transactions contemplated hereby.

4.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of FDTC, threatened against FDTC or any of its properties or any of its officers or directors (in their capacities as such), and there is no judgment, decree or order against FDTC or, to the knowledge of FDTC, any of FDTC's directors or officers (in their capacities as such) relating to FDTC's business, the presence of which would have an FDTC Material Adverse Effect. For the purposes of this Agreement, a corporation shall be deemed to have "knowledge" of a particular fact or other matter if any executive officer has actual knowledge of such fact or other matter without independent factual investigation.

4.8 Compliance with Laws. FDTC has complied with, is in compliance with, and has not received any notices of violation with respect to, any civil, criminal or administrative statute, law or regulation of any governmental authority with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which would not, individually or in the aggregate, have an FDTC Material Adverse Effect.

5.       REPRESENTATIONS AND WARRANTIES OF FUJITSU

Fujitsu hereby represents and warrants to AUO as of the date hereof, the Initial Payment Date and each Additional Closing Date, if any, as follows:

5.1 Organization. Fujitsu is a corporation duly organized under the laws of Japan. Fujitsu has full power and authority to carry on its business as presently conducted and as proposed to be conducted.

5.2 Authorization; Enforceability. All corporate action on the part of Fujitsu, its directors and shareholders that is necessary for the authorization, execution, delivery and performance by Fujitsu of its obligations hereunder has been duly and validly taken as of the date hereof or will be duly and validly taken prior to the Initial Payment Date and each Additional Closing Date, if any. This


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

Agreement, when executed and delivered, shall constitute the legal and binding obligation of Fujitsu, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and other laws of general application affecting enforcement of creditors' rights generally, and the possible unavailability of specific performance, injunctive relief and certain other remedies under Japanese law.

5.3 Ownership of the Additional Shares. Fujitsu owns the Additional Shares free and clear of all liens, encumbrances, charges, security interests, claims and assessments, and the Additional Shares will be subject to no restrictions with respect to transferability other than as set forth in the Articles and except in compliance with applicable securities laws as set forth in the legend thereon. The sale and delivery of the Additional Shares to AUO pursuant to the terms hereof will vest in AUO legal and valid title to the Additional Shares free and clear of all liens, encumbrances or other defects of title other than
(i) those created by AUO and (ii) restrictions on sales of the Additional
Shares under the Articles.

5.4 No Required Approvals. No consent, approval or authorization of or designation, declaration or filing with any governmental authority or other third party is required on the part of Fujitsu in connection with Fujitsu's valid execution and delivery of, or the performance of its obligations under, this Agreement.

6.       REPRESENTAIONS AND WARRANTIES OF AUO

AUO hereby represents and warrants to Fujitsu and FDTC as of the date hereof the Initial Payment Date and each Additional Closing Date, if any, as follows:

6.1 Organization. AUO is a corporation duly organized under the laws of the Republic of China. AUO has full power and authority to carry on its business as presently conducted and as proposed to be conducted.

6.2 Authorizafion; Enforceability. All corporate action on the part of AUO, its directors and shareholders that is necessary for the authorization, execution, delivery and performance by AUO of its obligations hereunder and under the other Transaction Documents has been duly and validly taken as of the date hereof or will be duly and validly taken prior to the Initial Payment Date and each Additional Closing Date, if any. This Agreement and each other Transaction Document, when executed and delivered, shall constitute the legal and binding obligation of AUO, enforceable in accordance with its respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and other laws of general application affecting enforcement of creditors' rights generally.

6.3 No Required Approvals. No consent, approval or authorization of or designation, declaration or filing with any governmental authority or other third


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


party is required on the part of AUO in connection with AUO's valid execution and delivery of, and the performance of its obligations under, this Agreement or the other Transaction Documents.

6.4 No Conflicts. AUO's execution, delivery and performance of this Agreement and the other Transaction Documents does not and will not (i) conflict with, or result in any violation or breach of any provision of, the articles of incorporation (chang cheng) of AUO, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which AUO is a party or by which any of its properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to AUO, or any of its properties or assets, except in the case of (ii) and (iii) for any such violations, defaults, breaches, terminations, cancellations, accelerations, losses or conflicts which would not have a material adverse effect on the business, financial condition, results of operations or prospects of AUO (an "AUO Material Adverse Effect") and would not materially burden or delay the consummation of the transactions contemplated hereby.

6.5 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of AUO, threatened against AUO or any of its properties or any of its officers or directors (in their capacities as such), and there is no judgment, decree or order against AUO or, to the knowledge of AUO, any of AUO's directors or officers (in their capacities as such) relating to AUO's business, the presence of which would have an AUO Material Adverse Effect.

6.6 Compliance with Laws. AUO has complied with, is in compliance with, and has not received any notices of violation with respect to, any civil, criminal, or administrative statute, law or regulation of any governmental authority with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which would not, individually or in the aggregate, have an AUO Material Adverse Effect.

6.7 Investment Experience. AUO has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to FDTC so that it is capable of evaluating, the merits and risks of its investment in FDTC, and has the capacity to protect its own interests. AUO acknowledges that it has had the opportunity to discuss FDTC's management, business and financial condition with FDTC's management and Fujitsu representatives, and to review FDTC's facilities and requested data as made available to it, and that on that basis, it believes it has received sufficient information in order to make an

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

informed investment decision. AUO also agrees that it has had the opportunity to question representatives of FDTC and Fujitsu and that those questions were answered to its satisfaction. AUO understands that the purchase of the Initial Shares, and Additional Shares and New Shares (if any) involves a high degree of risk, and that there can be no assurances that AUO's business objectives will be attained. AUO has had the opportunity to review this Agreements, its Exhibits and Schedules, the other Transaction Documents and the transactions contemplated hereby and thereby with its professional advisers, and is relying solely on its own expertise and the advice it has obtained from those advisers in respect of such documents and transactions.

6.8 Restricted Securities. AUO understands that the Initial Shares, and the Additional Shares and New Shares, if any, are being offered in a transaction not involving any public offering in Japan within the meaning of the Exchange Law, that such Initial Shares, Additional Shares and New Shares, have not been registered under the Exchange Law and that it may not resell, pledge or otherwise transfer any such Initial Shares, Additional Shares nor New Shares except (i) pursuant to an effective registration statement under the Exchange Law, or (ii) pursuant to another applicable exemption from registration, and (iii) in any event in compliance with the Articles.

6.9 Purchase for Own Account. The Initial Shares, and the Additional Shares and New Shares, if any, to be acquired by AUO pursuant to this Agreement will be acquired for its own account and with no intention of distributing or reselling such Initial Shares, Additional Shares or New Shares or any part thereof in any transaction that would be in violation of applicable securities laws.

6.10 Legend. AUO agrees to the imprinting of a legend in the Japanese language on the certificates representing all of the Initial Shares, and on certificates representing the Additional Shares and New Shares, to the following effect:

                         "ANY TRANSFER OF THE SHARES
                         REPRESENTED HEREBY IS SUBJECT TO
                         APPROVAL BY THE BOARD OF DIRECTORS
                         OF FDTC."

7.       CONDITIONS TO THE INITIAL CLOSING

7.1 Conditions to AUO's Obligations at the Initial Closing. The obligation of AUO to purchase the Initial Shares at the Initial Closing is subject to the fulfillment on or prior to the Initial Payment Date of the following conditions:

(a) Representations and Warranties Correct; Performance of Obligations. The representations and warranties made by FDTC in Section 4 shall be true and correct as of the date hereof, and shall be true and correct on the Initial Payment

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

Date with the same force and effect as if they had been made on and as of such date; and FDTC and Fujitsu shall have performed all obligations herein required to be performed by them on or prior to the Initial Payment Date.

(b) Proceedings. All corporate and other actions required. to be taken by FDTC and Fujitsu in connection with the transactions contemplated hereby shall have been taken, and AUO shall have received documentary evidence reasonably satisfactory to it that the Board and the board of directors of Fujitsu have duly approved this Agreement and the transactions contemplated hereby and thereby.

(c) Other Transaction Documents. FDTC shall have duly executed and delivered to AUO the Patent and Technology License Agreement, the R&D Agreement, and the Manufacturing Capacity and Foundry Agreement.

7.2 Conditions to FDTC's Obligations at the Initial Closing. The obligation of FDTC to issue and sell the Initial Shares at the Initial Closing is subject to the fulfillment on or prior to the Initial Payment Date of the following conditions:

(a) Representations and Warranties Correct; Performance of Obligations. The representations and warranties of AUO in Section 6 shall be true and correct as of the date hereof, and shall be true and correct on the Initial Payment Date with the same force and effect as if they had been made on and as of such date; and AUO shall have performed all obligations and conditions herein required to be performed by it on or prior to the Initial Payment Date.

(b) Proceedings. All corporate and other actions required to be taken AUO in connection with the transactions contemplated hereby shall have been taken, and FDTC shall have received documentary evidence reasonably satisfactory to it that the board of directors of AUO has duly approved this Agreement and the transactions contemplated hereby and thereby.

(c) Payment. AUO shall have delivered to FDTC the Initial Purchase Pri in accordance with Section 1.3.

(d) Other Transaction Documents. AUO shall have duly executed and delivered to FDTC the Patent and Technology License Agreement, the R&D Agreement, and the Manufacturing Capacity and Foundry Agreement.

8.       CONDITIONS TO THE ADDITIONAL CLOSINGS

8.1 Conditions to AUO's Obligations at the Additional Closings. The obligation of AUO to purchase the applicable Additional Shares at each Additional Closing, if any, is subject to the fulfillment on or prior to the applicable Additional Closing Date, if any, of the following conditions:

(a)      Representations and Warranties Correct; Performance of Obligations.
The

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

representations and warranties made by Fujitsu in Section 5 shall be true and correct as of the date hereof and shall be true and correct on the Additional Closing Date with the same force and effect as if they had been made on and as of such date; and Fujitsu shall have performed all obligations herein required to be performed by it on or prior to the Additional Closing Date.

(b) Proceedings. All corporate and other actions required to be taken by Fujitsu in connection with the transactions contemplated hereby shall have been taken, and AUO shall have received documentary evidence reasonably satisfactory to it that the Board and the board of directors of Fujitsu has duly approved the sale of the Additional Shares to be purchased at such closing.
(c) Additional Share Certificates. Fujitsu shall have delivered to AUO t certificates evidencing the Additional Shares to be purchased at such closing.

8.2 Conditions to Fujitsu's Obligations at the Additional Closings. The obligation of Fujitsu to sell the applicable Additional Shares at each Additional Closing, if any, is subject to the fulfillment on or prior to the applicable Additional Closing Date, if any, of the following conditions:

(a) Representations and Warranties Correct; Performance of Obligations. The representations and warranties of AUO in Section 6 shall be true and correct as of the date hereof, and shall be true and correct on the Additional Closing Date with the same force and effect as if they had been made on and as of such date; and AUO shall have performed all obligations and conditions herein required to be performed by it on or prior to the Additional Closing Date.

(b) Proceedings. All corporate and other actions required to be taken by AUO in connection with the transactions contemplated hereby shall have been taken, and Fujitsu shall have received documentary evidence reasonably satisfactory to it that the board of directors of AUO has duly approved the purchase of the Additional Shares to be purchased at such closing.

(c) Payment. AUO shall have delivered to Fujitsu the Additional Purchase Price for the Additional Shares to be purchased at such closing in accordance with Section 3.3.

9.       COVENANTS

9.1 Preemptive Right. If FDTC in its discretion increases its share capital by issuing shares of common stock (the "New Shares") during the twenty-four (24)-month period following the first anniversary of the Initial Closing, AUO will have the right to purchase up to fifty percent (50%) of the New Shares at the issuance price thereby set by FDTC.

9.2      Board Approval.  Declaration and payment of dividends (including any

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interim dividend), if any, on the Initial Shares, and the Additional Shares and
the New Shares, if any, will be subject to the prior approval of the Board. The transfer of the Initial Shares, and the Additional Shares and the New Shares, if any, by AUO to a third party will be subject to the prior approval of the Board, as well as to Section 9.3.

9.3 Right of First Offer. Effective upon the Initial Closing, in the event Fujitsu or AUO (the "Selling Shareholder") wishes to sell or dispose of all or any portion of the FDTC common stock owned by it, the Selling Shareholder shall deliver written notice (the "First Offer Notice") to FDTC and to the other party (the "Non-Selling Shareholder"), which notice shall specify (i) the number of shares of common stock to be sold or disposed of (the "Offered Shares") and (ii) other terms and conditions of the offer, including a condition that the Selling Shareholder's rights and interests under this Agreement be transferred along with the Offered Shares. If the Non-Selling Shareholder wishes to purchase the Offered Shares, the Non-Selling Shareholder shall have the right to purchase all (but not part) of the Offered Shares at a price per share (the "First Offer Price") equal to the higher of (i) the Net Book Value, divided by the number of the then outstanding shares of FDTC
capital stock (the "Net Book Value per Share"), or (ii)     *       per share

and upon the other terms and conditions specified in the First Offer Notice, by giving notice to that effect in writing to the Selling Shareholder within thirty (30) days after receipt of the First Offer Notice. If the Non-Selling Shareholder does not purchase the Offered Shares for any reason within thirty
(30) days after receipt of the First Offer Notice, the Selling Shareholder shall have the right for ninety (90) days to sell the Offered Shares to a third party on terms and conditions that are no more favorable to the third party than the terms and conditions specified in the First Offer Notice; provided that if the Selling Shareholder receives a bona fide written offer to purchase the Offered Shares at a price per share (the "Third Party Price") that is less
than the Net Book Value per Share or     *     per share, the Selling
Shareholder shall notify the Non-Selling Shareholder in writing (the "Third Party Offer Notice") of the Third Party Price. In such case, the Non-Selling Shareholder shall have the right to purchase all (but not less than all) of the Offered Shares at such Third Party Price within thirty (30) days after receipt of the Third Party Offer Notice. If the Non-Selling Shareholder does not purchase the Offered Shares at such Third Party Price within such period, the Selling Shareholder shall have the right for ninety (90) days after the end of such period to complete the sale of the Offered Shares to such third party.

9.4      Board of Directors.  Effective upon the Initial Closing, AUO shall have
the right to appoint     *      member (the "AUO's Appointee") of FDTC's current
___________
* Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

     * member Board after the first annual shareholders' meeting of FDTC held after the Initial Closing. AUO's Appointee shall serve on a part-time basis without remuneration. In order to create a vacancy on the Board for such
appointment, Fujitsu will cause the resignation of      *       of its appointed
members of the Board within a reasonable period of time following the Initial Closing.

9.5 Management of FDTC. Immediately upon the First Additional Closing, AUO and Fujitsu agree to engage in good faith discussions regarding their mutual responsibility for the management of FDTC, including, without limitation, the number of Board members appointed by each of Fujitsu and AUO, and fund raising for FDTC. In addition, concurrently with each acquisition by AUO of Additional Shares, AUO shall assume a pro rata portion (i.e., corresponding to AUO's aggregate equity ownership in FDTC immediately following such acquisition up to
a      *     ) of financial support obligations by Fujitsu and its affiliates to
FDTC. Such financial support by AUO may be in any form which benefits FDTC to substantially the same degree as Fujitsu and its affiliates' financial support does.

9.6 Exercise of Voting Rights. Fujitsu, as the controlling shareholder of FDTC, agrees not to intentionally exercise its voting rights in FDTC for the purpose of eliminating the value of AUO's interest in FDTC.

9.7      Confidential Information.

(a) Obligations. The Parties acknowledge and agree that all proprietary or nonpublic information disclosed by one Party (the "Disclosing Party") to the other Party (the "Receiving Party") directly in connection with this Agreement, which information is (i) marked as "proprietary" or "confidential" or, if disclosed orally, is designated as confidential or proprietary at the time of disclosure and reduced in writing or other tangible (including electronic) form that includes a prominent confidentiality notice and delivered to the Receiving Party within thirty (30) days of disclosure, or (ii) provided under circumstances reasonably indicating that it constitutes the confidential and proprietary information of the Disclosing Party ("Confidential Information"). The Receiving Party may disclose Confidential Information only to those employees who have a need to know such Confidential Information and who are bound to retain the confidentiality thereof under revisions no less restrictive than those required by the Receiving Party for its own confidential information. The Receiving Party shall, and shall cause its employees to, retain in confidence and not disclose to any third party (including any of its sub-contractors) any Confidential Information without the Disclosing Party's express prior written consent, and the Receiving
___________
* Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Party shall not use such Confidential Information except to exercise the rights and perform its obligations under this Agreement. Without limiting the foregoing, the Receiving Party shall use at least the same procedures and degree of care which it uses to protect its own confidential information of like importance, and in no event less than reasonable care. The Receiving Party shall be fully responsible for compliance by its employees with the foregoing, and any act or omission of an employee of the Receiving Party shall constitute an act or omission of the Receiving Party. The confidentiality obligations set forth in this Section 9.7 shall apply and continue, with regard to each item of Confidential Information disclosed hereunder, for a period of five (5) years from the date of disclosure thereof.

(b) Exceptions. Notwithstanding the foregoing, Confidential Information will not include information that: (i) was already known by the Receiving Party, other than under an obligation of confidentiality to the Disclosing Party, at the time of disclosure hereunder, as evidenced by the Receiving Party's tangible (including written or electronic) records in existence at such time; (ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party hereunder;
(iii) became generally available to the public or otherwise part of the public domain after its disclosure other than through any act or omission of the Receiving Party in breach of this Agreement; (iv) was subsequently lawfully disclosed to the Receiving Party by a person, governmental authority, partnership, firm, corporation or other business association or entity other than the Disclosing Party not subject to any duty of confidentiality with respect thereto; or (v) was developed by the Receiving Party without reference to any Confidential Information disclosed by the Disclosing Party, as evidenced by the Receiving Party's tangible (including written or electronic) records in existence at such time. In addition, information disclosed only between Fujitsu and FDTC hereunder shall not be deemed Confidential Information.

(c) Confidentiality of Agreement; Publicity. Each Party agrees that the terms and conditions of this Agreement shall be treated as Confidential Information and that no reference shall be made thereto without the prior written consent of the other Party (which consent shall not be unreasonably withheld) except (i) as required by applicable law including, without limitation, by the U.S. Securities and Exchange Commission and the Republic of China Securities and Futures Commission (collectively, the "SEC") and other Japanese or Republic of China governmental authorities, provided that in the case of any filing with a governmental authority that would result in public disclosure of the terms hereof, the Parties shall mutually cooperate to limit the scope of public disclosure to the greatest extent possible (and in connection therewith and without limitation of the foregoing, AUO shall give due consideration to any request made by Fujitsu or FDTC regarding confidential treatment of provisions of this Agreement or any related filing proposed to be made by AUO with the SEC or other governmental authority), (ii) to its accountants, banks, financing sources, lawyers and other professional advisors, provided that such parties undertake in writing (or are otherwise bound by rules of professional conduct) to keep such information strictly confidential, (iii) in connection with the enforcement of this Agreement, (iv) in connection with a merger, acquisition or proposed merger or acquisition involving such Party, provided that the potential merger partner or acquiror prior to receipt thereof undertakes in writing to keep such information strictly confidential, or (v) pursuant to agreed joint press releases prepared in good faith. The Parties will consult with each other, in advance, with regard to the terms of all proposed press releases, public announcements and other public statements with respect to the transactions contemplated hereby.

9.8 Corporate Auditor. Effective upon the Initial Closing, Fujitsu shall have the right to appoint two (2), and AUO (for so long as it holds at least a twenty percent (20%) equity ownership interest in FDTC) shall have the right to appoint one (1), of FDTC's three (3) corporate auditors (kansa yaku) after the first annual shareholders' meeting of FDTC after the Initial Closing. AUO's appointee shall serve on a part-time basis without remuneration.

9.9 Further Actions. Subject to the terms and conditions of this Agreement, each Party agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as soon as practicable.

10.      LIMITATION OF LIABILITY; INCIDENTAL AND CONSEQUENTIAL DAMAGES

         FDTC'S AND FUJITSU'S AGGREGATE LIABILITY HEREUNDER, WHETHER UNDER CONTRACT OR ANY OTHER LEGAL THEORY, IS LIMITED TO, AND SHALL NOT EXCEED, THE INITIAL PURCHASE PRICE OR, IN THE EVENT AUO PURCHASES THE ADDITIONAL SHARES, THE ADDITIONAL PURCHASE PRICE. NEITHER FDTC NOR FUJITSU SHALL BE LIABLE UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER THEORY FOR ANY INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING WITHOUT LIMITATION LOST PROFITS) WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT.

11.      TERM AND TERMINATION

11.1 Term. Except as otherwise provided herein, this Agreement will be effective as of the Effective Date and will continue in full force and effect indefinitely, unless terminated as set forth in this Section 11.

11.2 Termination for Breach. In the event that a Party materially defaults in the performance of a material obligation under this Agreement, then the non-defaulting Party may provide written notice to the defaulting Party indicating: (i) the nature and basis of such default with reference to the applicable provisions of this Agreement; and (ii) the non-defaulting Party's intention to terminate this Agreement. In the event that such material default is not cured within thirty (30) days after receipt of such notice, the non-defaulting Party may terminate this Agreement upon written notice to the defaulting Party.

11.3 Cross-Termination. Unless otherwise expressly agreed in writing by the Parties, this Agreement shall automatically terminate upon the termination of any other Transaction Document.

11.4 Termination for Insolvency, Certain Actions. FDTC and Fujitsu shall have the right to terminate this Agreement immediately by giving written notice of termination to AUO at any time, upon or after: (a) the filing by AUO of a petition in bankruptcy or insolvency; (b) any adjudication that AUO is bankrupt or insolvent; (c) the filing by AUO of any legal action or document seeking reorganization, readjustment or arrangement of AUO's business under applicable law relating to bankruptcy or insolvency; (d) the appointment of a receiver for all or substantially all of the property of AUO; (e) the making by AUO of any assignment for the benefit of creditors; (f) the institution of any proceedings for the liquidation or winding up of AUO's business or for the termination of its corporate charter; or (g) any activity or assistance by AUO challenging the validity of the Licensed Patents (as defined in the Patent and Technology License Agreement) or restricting the scope thereof.

11.5 Termination for Change of Control. FDTC and Fujitsu shall have the right to terminate this Agreement immediately by giving written notice of termination to AUO at any time, upon or after: (a) AUO's consolidation with or merger with or into another entity, provided that any Person and its Affiliates hold in the aggregate more than one-third (1/3) of equity ownership interest in AUO upon consummation of such transaction or series of transactions, or (b) AUO's sale or other disposition of, or entering into an agreement or commitment to sell or otherwise dispose of all or substantially all of its assets to a third party.

11.6 Termination Following Change in AUO Equity Ownership in FDTC. FDTC and Fujitsu shall also have the right to terminate this Agreement, or any provision hereof, immediately by giving written notice to AUO in the event AUO's equity ownership interest in FDTC declines below twenty percent (20%) due to transfer of FDTC's shares.

11.7 Effect of Termination; Survival. The terms and conditions of the following Sections will survive termination of this Agreement: 6.8, 9.2, 9.3 (with respect to transfers of FDTC shares by AUO), 9.7 (in accordance with its terms), 10, 11.7 and 12. In addition, the termination of this Agreement shall not relieve any Party of any liability (including without limitation any payment obligation) that accrued prior to such termination.

12.      GENERAL PROVISIONS

12.1 Language. This Agreement is in the English language only, which language shall be controlling in all respects, .and all versions hereof in any other language shall be for accommodation only and shall not be binding upon the Parties. All communications and notices to be made or given pursuant to this Agreement shall be in the English language.

12.2 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Japan, without regard to the conflicts of law principles thereof.

12.3     Survival.  Except for AUO's representation and acknowledgment in
Section 6.8, which shall survive indefinitely, the representations and warranties made herein shall survive for a period of six (6) months following the Initial Payment Date, in the case of representations and warranties made as of the Initial Payment Date and, if and only if an Additional Closing occurs, for a period of six (6) months following the applicable Additional Closing Date, in the case of representations and warranties made as of such Additional Closing Date.

12.4 Successors and Assigns. Except as expressly provided herein, the rights and obligations hereunder may not be assigned or delegated by FDTC, Fujitsu or AUO without the prior written consent of the other parties. Any purported assignment, sale, transfer, delegation or other disposition of such rights or obligations by any Party, except as permitted herein, shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

12.5 Entire Agreement; Amendment. This Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the Parties with regard to the subject matter hereof, and supercede any prior agreements, written or oral, with respect to such subject matter, including, without limitation, the Non-Disclosure Agreement among Fujitsu, FDTC and AUO dated November 5, 2002. Any term of this Agreement may be amended only upon the Parties' written agreement. No failure to exercise and no delay in exercising any right, power or privilege granted under this Agreement shall operate as a waiver of such right, power or privilege. No single or partial exercise of any right, power or privilege granted under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement are cumulative and are not exclusive of any rights or remedies provided by law.

12.6 Notices and Other Communications. Any and all notices, requests, demands and other communications required or otherwise contemplated to be made under this Agreement shall be in writing and shall be provided by one or more of the following means and shall be deemed to have been duly given (i) if delivered personally, when received, (ii) if transmitted by facsimile, on the date of transmission with receipt of an error-free transmittal confirmation, or
(iii) if by international courier service, on the third (3rd) business day following the date of deposit with such courier service, or such earlier delivery date as may be confirmed in writing to the sender by such courier service. All such notices, requests, demands and other communications shall be addressed as follows:

         if to FDTC:                Fujitsu Display Technologies Corporation
                                    4-1-1 Kamikodanaka, Nakahara-ku
                                    Kawasaki, Kanagawa, Japan
                                    Attention: Chief Executive Officer
                                    Tel: 81-44-754-3476
                                    Fax: 81-44-754-3846

         if to Fujitsu:             Fujitsu Limited
                                    Electronic Devices Business Group
                                    50, Fuchigami, Akiruno
                                    Tokyo 197-0833 Japan
                                    Attention: Group President
                                    Tel: 81-42-532-1234
                                    Fax: 81-42-532-2550

         if to AUO:                 AU Optronics Corporation
                                    No. 1, Li-Hsin Road 2
                                    Science-Based Industrial Park
                                    Hsinchu 300, Taiwan
                                    Republic of China
                                    Attention: Chief Executive Officer
                                    Tel: 886-3-563-2899
                                    Fax: 886-3-577-2730

or to such other address or facsimile number as a Party may have specified to the other Parties in writing delivered in accordance with this Section 12.6.

12.7 Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly effects the Parties' intent in entering into this Agreement.

12.8 Dispute Resolution. All disputes between the Parties arising out of this Agreement will be settled by the Parties amicably through good faith discussions within sixty (60) days, failing which the dispute will be finally settled by confidential, binding arbitration using the English language before a single native English-speaking arbitrator appointed by the Parties. Any such arbitration will be conducted, if initiated by FDTC, in the Republic of China by the Arbitration Association of the Republic of China in accordance with the Arbitration Law of the Republic of China and the Rules for Arbitration Procedures of the Arbitration Association of the Republic of China or, if initiated by AUO, in Japan in accordance with the Commercial Arbitration Rules of the Japan Commercial Arbitration Association. Notwithstanding the foregoing, any Party shall have the right to institute a legal action in a court of proper jurisdiction for preliminary injunctive relief and/or a decree for specific performance pending final settlement by arbitration. The Parties further agree that the arbitration award rendered by the Arbitration Association of the Republic of China in accordance with this Section 12.8 will not require a court order for enforcement thereof and that any Party may enforce the arbitration award without obtaining a court order for the enforcement of the award.

12.9 Expenses. Except as otherwise expressly set forth in this Agreement, each Party will bear its own costs and expenses, including without limitation fees and expenses of legal counsel and other representatives used or hired in connection with the transactions described in this Agreement. For the avoidance of doubt, costs and expenses relating to compliance with securities listing rules in the Republic of China, including without limitation any audits performed or fairness opinions obtained in relation thereto, shall be solely borne by AUO.

12.10 Attorneys' Fees. If any action or proceeding shall be commenced to enforce this Agreement or any right arising in connection with this Agreement, the prevailing Party in such action or proceeding shall be entitled to recover reasonable attorneys' fees, costs and expenses incurred by such prevailing Party in connection with such action or proceeding.

12.11 Section References; Titles and Subtitles. Unless otherwise noted, all references to Sections, Schedules and Exhibits herein are to Sections, Schedules and Exhibits of this Agreement. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

12.12 Execution. This Agreement may be executed in three (3) counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a Party shall constitute a valid and binding execution and delivery of this Agreement by such Party.

12.13 Rights and Remedies. No exercise or enforcement by any Party of any right or remedy under this Agreement will preclude the enforcement by such Party of any other right, or remedy under this Agreement or that such Party is entitled by law to enforce.

12.14 No Agency. The Parties are independent contractors. Nothing contained herein or done pursuant to this Agreement shall constitute any Party the agent of the other Party for any purpose whatsoever.

         IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized representatives as of the date first above written.

FDTC:                                             AUO:

Fujitsu Display Technologies Corporation          AU Optronics Corporation

By:  /s/ Yoshihiro Matsuda                        By: /s/ K.Y. Lee
     -----------------------------------             ---------------------------
     Chief Executive Officer                          Chief Executive Officer


Fujitsu:

Fujitsu Limited

By: /s/ Masamichi Ogura
    --------------------------------------
    Group President, Electronic Device
    Business Group